Item 7: <u>**Protection of Confidential Trading Information**</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Kezar Trading's sole brokerage business is the operation of the LeveL and Luminex ATSs.

Access to the LeveL ATS systems is controlled by user credentials, passwords, and security certificates assigned by Kezar Trading staff. Access to individual parts of the LeveL ATS trading systems (e.g., to subscriber confidential trading information) is permissioned at the user level. The only employees of Kezar Markets or Kezar Trading with the ability to view open order interest in the LeveL ATS are certain members of Kezar Markets' or Kezar Trading's Technology and Operations Personnel that support the LeveL ATS. Kezar Markets and Kezar Trading Technology and Operations Personnel that support both the LeveL ATS and the Luminex ATS are located in Kezar Trading's Charleston, SC office. All other Kezar Trading personnel that support the Level ATS are located in Kezar Trading's Boston, MA offices. Kezar Trading's Boston, MA and Charleston, SC offices require keycard access for entry.

Kezar Trading may grant access to proprietary or confidential information within the LeveL ATS after ensuring an employee or contractor has, where appropriate, undergone a background check and signed non-disclosure and confidentiality agreements. Kezar Trading's CCO reviews all requests for access to ensure that the requested access is appropriate given the individual's anticipated responsibilities at Kezar Trading. Kezar Trading policy prohibits personnel with access to subscriber confidential trading information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operation of the LeveL ATS or its compliance with applicable rules and regulations. Specifically, Technology and Operations Personnel as well as Legal and Compliance staff are prohibited from using confidential trading information from the LeveL ATS in any way relating to their support and operations of the Luminex ATS. Kezar Trading policy prohibits Technology and Operations Personnel and Legal and Compliance staff from sharing LeveL ATS subscriber confidential trading information with other Kezar Trading personnel or Nasdaq personnel.

Kezar Trading's network configuration utilizes Access Control Lists to limit access from a specific source IP to a specific destination IP. The LeveL ATS servers are kept in a secure data center located in New Jersey which restricts access to essential authorized personnel. Authorized personnel must identify themselves with a government issued Photo ID.

While subscriber confidential trading information is not encrypted within the secured LeveL ATS systems, such information is encrypted when exported to third-parties (e.g., for clearance and settlement).

Upon request, Kezar Trading will provide subscribers with contra-party execution reports relating to the subscriber's own activity in the LeveL ATS and the categorization of its contra-parties. These reports are provided on a two-week delayed basis (i.e., no execution noted in any such report will have occurred within the two weeks prior to the report date). Subscribers may also request that the FIX messages disseminated to the subscriber in connection with each execution in the LeveL ATS identify, as applicable, (i) whether the subscriber's order was deemed to provide or remove liquidity, (ii) whether the subscriber executed against itself, (iii) whether the subscriber executed against a third-party (rather than against itself), and (iv) whether the subscriber's Firm Order executed against a Firm-Up Order. Additionally, Kezar Trading makes certain aggregated monthly order and execution statistics available on its website. Subscribers may not opt-out from having their information included in these reports.

EMPLOYEE TRADING:

All Kezar Markets and Kezar Trading employees, including but not limited to the Technology and Operations Personnel and the Legal and Compliance staff who support both the LeveL ATS and the Luminex ATS, are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of LeveL ATS and Luminex ATS subscribers. Kezar Trading does not have any individual or retail customer accounts, including employee accounts. As such, employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the Kezar Trading Chief Compliance Officer (CCO). All employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be provided to Compliance for all employee-related accounts held outside the Firm. Kezar Trading Compliance reviews all employee trade confirmations and account statements received for indications of potential misuse of subscriber confidential trading information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. All employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy.

AFFILIATION WITH NASDAQ:

Nasdaq owns a minority interest in Kezar Trading's parent company, Kezar Markets. Kezar Markets and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public confidential trading information between Kezar Trading and the Nasdaq Entities (including, for clarity, the sharing of LeveL ATS subscriber confidential trading information with any Nasdaq Entity, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with Kezar Trading). Further, Kezar Trading personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the LeveL ATS and the Nasdaq Securities Exchanges.

The Nasdaq Securities Exchanges and the LeveL ATS utilize wholly separate technology and systems. Nasdaq personnel do not have access to the LeveL ATS systems, and Kezar Trading personnel do not have access to the systems used in connection with the operation of the Nasdaq Securities Exchanges. Kezar Trading does not share any office space with any Nasdaq entity. Kezar Trading policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing Kezar Trading premises and systems, and from obtaining order, execution and other system data relating to Kezar Trading's operations.

| b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)? |  Yes ◯ No |

If yes, explain how and under what conditions.

A subscriber may request that Kezar Trading identify the subscriber as counter-party to transactions with one or more designated subscribers. A subscriber wishing to permission the above disclosure (the "Consenting Subscriber") must identify to LeveL ATS sales or support staff, via email, those subscribers eligible to receive reports identifying transactions to which the Consenting Subscriber was counter-party (the permissioned subscribers, "the "Designated Subscribers"). Kezar Trading may thereafter notify the Designated Subscriber of each transaction to which the Consenting Subscriber was counter-party (i) upon request of the Designated Subscriber or (ii) on an order-by-order basis as part of the FIX messages disseminated to the Designated Subscriber. LeveL ATS sales personnel notify Designated Subscribers of their "permissioned" status via email. Additionally, the identities of (i) the individual who "staged" the permissioning election and (ii) the individual who accepted the election are electronically recorded in Kezar Trading's LeveL ATS user database.

Subscribers may permission LeveL ATS sales personnel not otherwise involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis (e.g., executions, cancellations and related order information) for the purpose of providing trading analytics and similar reports (whether the subscriber itself or, where directed by the subscriber, to a third-party). Such permissioning must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team.

Trade Advertising in Bloomberg

Kezar Trading, on behalf of the Luminex ATS, advertises LeveLUp-related executions from the LeveL ATS via Bloomberg. Such LeveLUp-related executions are advertised on Bloomberg as "Traded" and identify the Luminex ATS ("LMNX") and not any specific Luminex ATS or LeveL ATS subscriber. No identifying or confidential trading information relating to any Luminex ATS or LeveL ATS subscriber is included in such advertising, which only includes the trading symbol and the quantity of shares from the LeveLUp-related execution in the LeveL ATS.

Kezar Trading and the LeveL ATS do not otherwise advertise any other trades on the LeveL ATS, on Bloomberg or anywhere else, aside from the LeveLUp executions. LeveL ATS subscribers may, if they so choose, advertise their own trading on the LeveL ATS. Kezar Trading does not require that LeveL ATS subscribers request permission – either from Kezar Trading or the LeveL ATS or from any or all LeveL ATS subscribers – to advertise their participation in executions on the LeveL ATS. While the Luminex ATS permits most Luminex subscribers to opt out of having their trading included in Luminex trade advertising, including Bloomberg advertising (see the Luminex ATS Form ATS-N), the LeveL ATS

	<u>does not offer an "opt out" ability for LeveL ATS subscribers for any trade advertising that other LeveL ATS subscribers may do independent of the LeveL ATS or from this Bloomberg LeveLUp-related advertising.</u>
c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	 Yes ⚪ No
If yes, explain how and under what conditions.	A Consenting Subscriber may remove any Designated Subscriber (i.e., instruct Kezar Trading to cease notifying the Designated Subscriber of transactions to which the Consenting Subscriber was counter-party) by notifying Kezar Trading. Such election must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team. Subscribers who had previously granted permission for LeveL ATS sales personnel not involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis in order to provide post trade reports may withdraw their consent at any time, for any reason, by notifying Kezar Trading. Such election must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team. Kezar Trading attempts to process the above requests without unreasonable delay. <u>While the Luminex ATS permits most Luminex subscribers to opt out of having their trading included in Luminex trade advertising, including Bloomberg advertising (see the Luminex ATS Form ATS-N), the LeveL ATS does not offer an "opt out" ability for LeveL ATS subscribers for any trade advertising that other LeveL ATS subscribers may do independent of the LeveL ATS or from this Bloomberg LeveLUp-related advertising. As noted above, no identifying or confidential trading information relating to any Luminex ATS or LeveL ATS subscriber is included in the Bloomberg advertising, which only includes the trading symbol and the quantity of shares from the LeveLUp-related execution in the LeveL ATS.</u>
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	As noted in Part II Item 7b above, certain Technology and Operations Personnel (who also support the Luminex ATS), due to their involvement in operating the LeveL ATS, have the ability to directly access and view open order interest in the LeveL ATS. This includes (i) personnel who support the ATS's network operations, (ii) personnel who support the ATS's software development and (iii) members of LeveL ATS's operations support desk who provide "customer support" services. Technology and Operations Personnel involved in operating the LeveL ATS may access both live order information and execution data across subscribers, including the identity of the subscriber that submitted an order and the parties to a transaction. Such Technology and Operations Personnel may also support the Luminex ATS, further discussed in Part II Item 6 above. Members of Kezar Trading's Compliance and Legal departments that support both the LeveL ATS and the Luminex ATS may review subscriber confidential trading information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues. However, Kezar Trading Compliance and Legal personnel do not have direct access to such information and, instead, are provided such information by Technology and Operations Personnel upon request.